Exhibit (a)(50)

AMENDMENT NO. 49

TO THE DECLARATION OF TRUST OF

NORTHERN FUNDS

(a Delaware statutory trust)

This Amendment No. 49 (the “Amendment”) to the Agreement and Declaration of Trust of Northern Funds (the “Trust”) amends, effective February 13, 2020, the Agreement and Declaration of Trust of the Trust dated as of February 7, 2000, as amended (the “Declaration of Trust”).

WHEREAS, the Board of Trustees of the Trust (the “Board”) have previously established one class of shares, designated the Shares class (the “Existing Class”), of each of the Global Sustainability Index Fund, Small Cap Core Fund and the U.S. Quality ESG Fund (each a “Fund” and together, the “Funds”);

WHEREAS, on February 13, 2020, the Trustees unanimously voted to establish two additional classes of shares of beneficial interest of each Fund;

NOW, THEREFORE, the Declaration of Trust is hereby amended as follows:

1. An unlimited number of authorized, unissued and unclassified shares of beneficial interest of the Trust be, and hereby are, classified into three separate classes of shares designated as Shares, Class I shares and Class K shares in the Funds.

2. Each share of the Shares, Class I shares and Class K shares classes of the Funds shall have all the preferences, conversion and other rights, voting powers, restrictions, limitations, qualifications and terms and conditions of redemption that are set forth in the Agreement and Declaration of Trust of the Trust with respect to its shares of beneficial interest.

3. All references in the Declaration of Trust to the “Declaration” shall mean the Declaration of Trust as amended by this Amendment.

4. Except as specifically amended by this Amendment, the Declaration of Trust is hereby confirmed and remains in full force and effect.

NTAC:3NS-20